

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

Via E-mail
Mr. Christopher Paton-Gay
Chief Executive Officer
Delta Oil & Gas, Inc.
Suite 604 -700 West Pender Street
Vancouver, BC Canada V6C 1G8

> **Re:** **Delta Oil & Gas, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 0-52001**

Dear Mr. Paton-Gay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Risk Factors, page 13

General

1. To the extent hydraulic fracturing is a material part of your and/or your operating partners' activities on the wells in which you own a working interest, please revise your risk factors section to disclose the material risks resulting from such activities, including any financial, operational and regulatory risks.

Properties, page 21

2. Based on disclosure in various parts of your filing, we understand that you will require significant additional capital to fund the development of your proved undeveloped

reserves. We also understand that there is uncertainty as to whether you will be able to obtain the required additional capital. In view of these factors, explain your basis for concluding that your proved undeveloped reserves meet the reasonable certainty standard as of December 31, 2010. See Rule 4-10(a)(22) and (24) of Regulation S-X.

3.   You do not appear to have provided all disclosure required by Subpart 1200 of Regulation S-K applicable to a company engaged in oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X. For example, you do not appear to provide disclosure responsive to Items 1202(a)(6) and 1203(b)-(c). We also note that you in part provide disclosure consistent with Item 1204; however, you do not – in addition to by country – also make disclosure by any field that contains 15% or more of your total proved reserves. You also in part provide disclosure responsive to Item 1208(b); however, you do not disclose the minimum remaining terms of any leases or concessions, if material. Please revise.

Internal Controls Over Preparation of Proved Reserve Estimates, page 24

4.   We note your disclosure that Harpers & Associates, Inc., Mark E. Andersen and AJM Petroleum Consultants prepared your reserves estimates. As part of this process, you disclose that management provides to these third party reserve engineers certain information, which is also reviewed by other members of management to ensure accuracy and completeness. As required by Item 1202(a)(7) of Regulation S-K, please disclose the qualifications of the technical person or persons at your company who are primarily responsible for overseeing the preparation of such materials and the work of the third party reserves engineers.

Exhibits 99.1, 99.2, and 99.3

5.   Please obtain and file revised third party reports that include all items listed under Item 1202(a)(8) of Regulation S-K. For example, ensure that each report:

- discloses the date on which the substantive work on the report was completed;
- discloses the proportion of the registrant's total reserves covered by the report;
- includes the statement required by Item 1202(a)(8)(iv) that all assumptions, data, methods, and procedures used are "appropriate" for the purpose served by the report;
- discloses the possible effects of regulation on the ability of the registrant to recover the estimated reserves;
- includes the statement required by Item 1202(a)(8)(viii) that the third party "used all methods and procedures as it considered necessary under the circumstances to prepare the report"; and
- discloses both the 12 month average benchmark product prices and the average adjusted prices used to determine reserves.

Exhibit 99.3

6.   The second paragraph states in part that the report "has been prepared for the exclusive use of Delta Oil & Gas, Inc. for corporate reporting purposes and no part thereof shall be reproduced, distributed or made available to any other person, company, regulatory body or organization pursuant to Part 5 Section 5.7 of NI 51-101." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or Norman von Holtzendorff at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director